Exhibit 4.3

AMENDMENT NO. 2 TO RIGHTS AGREEMENT

This AMENDMENT (this “Amendment”) to the Rights Agreement (the “Rights Agreement”), dated as of December 20, 2011 by and between Titan Pharmaceuticals, Inc., a Delaware company (the “Company”), and Continental Stock Transfer & Trust Company, a New York banking corporation (the “Rights Agent”) is made as of April 9, 2012. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Rights Agreement (as defined below).

R E C I T A L S

WHEREAS, the Company has entered into subscription agreements (the “Subscription Agreements”) of even date herewith certain investors (the “Investors”) pursuant to which the Company will issue (x) shares of its common stock, $0.001 per share (“Common Stock”) and (y) warrants to purchase shares of its Common Stock to the Investors; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company, by action of the board of directors of the Company (the “Board”), may from time to time and in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, supplement or amend any provision of the Rights Agreement in any respect without the approval of any holders of rights; and

WHEREAS, in order to induce the Investors to enter into the Subscription Agreements, the Company has agreed to amend the Rights Agreement as set forth below.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. Amendment. The parties to the Rights Agreement hereby amend the Rights Agreement, as of the date hereof, by amending Section 1(l) of the Rights Agreement to read in its entirety as follows:

“(l) “Exempted Entity shall mean (i) the Company, (ii) any Subsidiary (as defined below) of the Company (in the case of subclauses (i) and (ii) including, without limitation, in its fiduciary capacity), (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, (iv) any entity or trustee holding (or acting in a fiduciary capacity in respect of) Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any Subsidiary of the Company or (v) any Person who becomes the Beneficial Owner of 15% or more of the Common Stock then outstanding as a result of the purchase of securities pursuant to the Company’s Registration Statement on Form S-3 (File No. 333-178656) and/or any amendment or supplement thereto; provided, however, that if such Person becomes the Beneficial Owner of 40% or more of the Common Stock then outstanding, such Person shall cease to be an Exempted Entity and shall be deemed to be an “Acquiring Person.”

2. Governing Law; Jurisdiction. This Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed in the State of New York.

3. Counterparts. This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party.

4. Severability. If any provision of this Amendment shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Amendment or the validity or enforceability of this Amendment in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

TITAN PHARMACEUTICALS, INC.

By:	/s/ Sunil Bhonsle
Name:	Sunil Bhonsle
Title:	President

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ John W. Comer, Jr.
Name:	John W. Comer, Jr.
Title:	Vice President

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